UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
TROPICANA LAS VEGAS HOTEL AND CASINO, INC.

(Name of Issuer)
Class A Common Stock

(Title of Class of Securities)
897085106

(CUSIP Number)
December 31, 2010

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	897085106

1.	NAMES OF REPORTING PERSONS. Pacific Select Fund – High Yield Bond Portfolio

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑*

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	5.	SOLE VOTING POWER

NUMBER OF		20,000 shares

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,717,825 shares

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,000 shares

WITH:	8.	SHARED DISPOSITIVE POWER

9,717,825 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,717,825 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not Applicable ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

100.0%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.
** Percentage calculated on the basis of 9,717,825 shares of Class A Common Stock issued and outstanding on December 31, 2010.

CUSIP No.	897085106

1.	NAMES OF REPORTING PERSONS. Pacific Life Fund Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑*

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,717,825 shares

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8.	SHARED DISPOSITIVE POWER

9,717,825 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,717,825 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not Applicable ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

100.0%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
* This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.
** Percentage calculated on the basis of 9,717,825 shares of Class A Common Stock issued and outstanding on December 31, 2010.

ITEM 1. Issuer.
(a)	Name of Issuer: Tropicana Las Vegas Hotel and Casino, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
160 Pacific Avenue, Suite 222
San Francisco, California 94111
ITEM 2. Filing Person.
(a)	Name of Person Filing:
(i)	Pacific Select Fund — High Yield Bond Portfolio

(ii)	Pacific Life Fund Advisors LLC
(b)	Address of Principal Business Office or, if none, Residence:
Both Pacific Select Fund — High Yield Bond Portfolio and Pacific Life Fund Advisors LLC have their principal business office at 700 Newport Center Drive, Newport Beach, California 92660.
(c)	Citizenship:
(i)	Pacific Select Fund — High Yield Bond Portfolio is organized in Massachusetts

(ii)	Pacific Life Fund Advisors LLC is organized in Delaware
(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 897085106

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:
This section is not applicable since this Schedule 13G is being filed pursuant to Rule 13d-1(d).
(a) ☐	Broker or dealer registered under Section 15 of the Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Act;

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________
Item 4. Ownership.
Pacific Select Fund — High Yield Bond Portfolio

(a) Amount beneficially owned:	9,717,825 shares

(b) Percentage of Class:	100.0%

(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	20,000 shares
(ii) Shared power to vote or direct the vote:	9,717,825 shares
(iii) Sole power to dispose or to direct the disposition of:	20,000 shares
(iv) Shared power to dispose or to direct the disposition of:	9,717,825 shares

Pacific Life Fund Advisors LLC

(a) Amount beneficially owned:	9,717,825 shares

(b) Percentage of Class:	100.0%

(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	0 shares
(ii) Shared power to vote or direct the vote:	9,717,825 shares
(iii) Sole power to dispose or to direct the disposition of:	0 shares
(iv) Shared power to dispose or to direct the disposition of:	9,717,825 shares
          As more fully described in the Form 10-12G/A filed by Tropicana Las Vegas Hotel and Casino, Inc. (the “Company”) on May 28, 2010, all of the Company’s stockholders are a party to that certain Stockholders’ Agreement, dated as of July 1, 2009 (the “Stockholders’ Agreement”), which contains certain agreements as to voting. As a result, all of the Company’s stockholders may be deemed to be a group for the purposes of Section 13 of the Securities and Exchange Act of 1934, as amended, with each of such stockholders being deemed to have beneficial ownership of all of the shares owned by the group. As indicated in the table below, Pacific Select Fund — High Yield Bond Portfolio has direct ownership of 20,000 shares of the Company’s Class A Common Stock. Pacific Life Fund Advisors LLC, as an investment advisor to Pacific Select Fund — High Yield Bond Portfolio, may be deemed to beneficially own the shares reported herein by Pacific Select Fund — High Yield Bond Portfolio. Pacific Select Fund — High Yield Bond Portfolio expressly disclaims beneficial ownership of shares of the Company’s capital stock not held directly by it, and Pacific Life Fund Advisors LLC expressly disclaims beneficial ownership of the 20,000 shares of the Company’s Class A Common Stock directly owned by Pacific Select Fund — High Yield Bond Portfolio and the shares of the Company’s capital stock held directly by the Company’s other stockholders.
The table below shows, as of December 31, 2010, the direct ownership (excluding the deemed beneficial ownership of shares held by other members of the group as a result of the Stockholders’ Agreement) of all of the Company’s stockholders of all outstanding shares of the Company’s capital stock. The outstanding shares of the Company’s capital stock include Class A Common and Preferred Stock. The table below also shows, as of December 31, 2010, the direct ownership of Class A Common Stock assuming full conversion of all shares of Preferred Stock into Class A Common Stock at an exchange ratio of 4:1. The exchange ratio may increase to the extent dividends on the Preferred Stock accrue and are unpaid.

					Class A Common
					Stock Assuming Full
					Conversion of
	Class A Common Stock		Preferred Stock		Preferred Stock
	Shares	Percent	Shares	Percent	Shares	Percent

Trilliant Gaming Nevada Inc.	2,916,221	64.3%	1,049,659	81.0%	7,114,857	73.2%
Wells Fargo & Company	537,800	11.9	140,598	10.9	1,100,192	11.3
H/2 Special Opportunities Ltd.	290,833	6.4	89,566	6.9	649,097	6.7
Embassy & Co.	120,000	2.6	—	—	120,000	1.2
Aozora Bank Ltd.	110,000	2.4	—	—	110,000	1.1
DeBello Investors LLC	50,000	1.1	14,070	1.1	106,280	1.1
Community Bank of Nevada	100,000	2.2	—	—	100,000	1.0
Pacific Investment Management Company LLC	100,000	2.2	—	—	100,000	1.0
Fidelity ADV Series I: Fidelity
Advisors Floating Rate High Income Fund	48,650	1.1	—	—	48,650	*
Deutsche Bank	37,761	*	—	—	37,761	*
Newcastle DCO IX I Ltd.	30,000	*	—	—	30,000	*
Credit Suisse Candlewood Special Situations Fund LP	20,138	*	1,692	*	20,138	*
Harch CLO III Limited	20,000	*	—	—	20,000	*
Pacific Select Fund — High Yield Bond Portfolio	20,000	*	—	—	20,000	*
Atlantis Funding Ltd.	16,082	*	—	—	16,082	*
US Bank NA	14,000	*	—	—	14,000	*
General Electric Pension Trust	13,000	*	—	—	13,000	*
Endurance CLO I Ltd.	10,000	*	—	—	10,000	*
Light Point CLO 2004-1 (NY)	10,000	*	—	—	10,000	*
Ocean trails CLO I	10,000	*	—	—	10,000	*
Ocean Trails CLO II	10,000	*	—	—	10,000	*
WG Horizons CLO I	10,000	*	—	—	10,000	*
Whitehorse V Ltd.	10,000	*	—	—	10,000	*
Prospero CLO II BV	8,000	*	—	—	8,000	*
Cumberland II CLO Ltd.	5,000	*	—	—	5,000	*
Lehman Commercials Paper Inc.	5,000	*	—	—	5,000	*
Louisiana State Employees Retirement Fund	5,000	*	—	—	5,000	*
Judy A Mencher	4,000	*	—	—	4,000	*
John Redmond	4,000	*	—	—	4,000	*

Total:	4,535,485	100.0%	1,295,585	100.0%	9,717,825	100.0%

Item 5. Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding shares of the Company’s Class A Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          Not Applicable.
Item 8. Identification and Classification of Members of the Group.
          Not Applicable.
Item 9. Notice of Dissolution of Group.
          Not Applicable.
Item 10. Certification.
          Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011	Pacific Select Fund — High Yield Bond Portfolio

By: Pacific Life Fund Advisors LLC (doing business as Pacific Asset Management), in its capacity as investment advisor

	By:	/s/ James P. Leasure
Name: James P. Leasure
Title: Assistant Vice President

Pacific Life Fund Advisors LLC (doing business as Pacific Asset Management)

	By:	/s/ James P. Leasure
Name: James P. Leasure
Title: Assistant Vice President

Exhibit Index
Exhibit A                   Joint Filing Agreement dated February 14, 2011.